Exhibit 11

Code of Business Conduct

for the Officers, Directors and Employees of

Nymox Pharmaceutical Corporation

Introduction

Trust and integrity are the foundations of our business at Nymox. People rely us, whether they be an investor buying our stock or a patient using one of our products, and they expect us to measure up to the standards of legal and ethical conduct of our business.

We are committed to conducting our business in a competent, ethical and legal manner at all levels of our operations from the board to management to employees.

This Code of Business Conduct is one means of affirming and honoring this commitment. All members of the Nymox team are required to read and understand the Code of Business Conduct and to agree to abide by the standards set out in it. It is everyone’s responsibility to comply with the Code of Business Conduct and to report any activity believed to be contrary to it. The two Appendices to this Code, the Audit Committee’s Policies and Procedures about Handling Complaints Regarding Accounting, Internal Accounting Controls or Auditing Matters (Appendix A) and the Code of Ethics for Senior Financial Officers (Appendix B), form part of this Code.

This Code of Business Conduct applies to all employees, officers and directors of Nymox Pharmaceutical Corporation and its affiliates and subsidies, including Nymox Corporation and Serex, Inc. References to “Nymox” or “the Company” in this Code of Business Conduct include Nymox Pharmaceutical Corporation and its affiliates and subsidies, including Nymox Corporation and Serex, Inc.

By living up to this Code, we can create long term value to our shareholders, foster a rewarding and creative working environment and bring important new treatments and technologies to the patients and families who urgently need them.

TABLE OF CONTENTS

Introduction	i
Standards of Business Ethics and Conduct	2
Employment Policies	3
Conflicts of Interest	5
Loans	6
Gifts and Entertainment	6
Confidentiality	7
Corporate Communications	8
Marketing and Sales	9
Company Property	10
Business Opportunities	11
Intellectual Property	12
Trademarks	12
Insider Trading Policy	13
Blackout Periods	14
Disclosure Requirements Within the Company and In Public Filings	15
Privacy Policy	15
Recordkeeping, Records Management and Record Retention	16
Antitrust/Fair Competition	18
Computer and Internet Use	18
Reporting and Investigating Violations and Misconduct	19
Receipt and Review of the Code	21
Appendix A	22
Policies and Procedures about Handling Complaints Regarding Accounting, Internal Accounting Controls or
Auditing Matters	22
Appendix B	29
Code of Ethics for Senior Financial Officers	29

Standards of Business Ethics and Conduct

Lawful and Ethical Behavior Is the Cornerstone of Our Business

Lawful and ethical behavior is required at all time. Nymox’s policy is to be a good corporate citizen that complies with all the applicable laws and regulations of the countries in which we operate and acts in accordance with our Company’s high standards of business conduct. This policy applies to all members of the Nymox team, whether employed with Nymox Pharmaceutical Corporation or with any of its affiliates or subsidiaries such as Serex, Inc. or Nymox Corporation

The Code of Business Conduct provides information about our standards of integrity and business conduct and explains our legal and ethical responsibilities. It does not address every specific situation or set forth a rule that will answer every question. Rather, it is intended to provide guidance and assistance in making the right decision. It is not exhaustive. Additional requirements may be set by the Board or management for specific areas or functions within the company. This Code of Business Conduct supersedes any prior rules of conduct or ethical behavior set out in employment codes or handbooks or company policies.

All officers, directors and employees are expected to comply with the Code of Business Conduct and to report to the company any situation where our standards or the laws are being violated. Any employee, officer or director disclosing, in good faith, violations or suspected violations of legal or ethical requirements or this Code of Business Conduct or other Company policy will not be subjected to retaliation, retribution or intimidation.

The company’s management, including its CEO, CFO and other officers and any of its employees in a managerial or supervisory position, is responsible for ensuring adherence to and compliance with the Code of Business Conduct. Officers, managers and supervisors should take reasonable steps to make sure that the employees under his or her direct supervision or management receive a copy of the Code of Business Conduct and read, understand and agree to comply with it.

Failure to comply with the provisions of the Code of Business Conduct will not be tolerated. A breach of the Code of Business Conduct can result not only in disciplinary action, including immediate dismissal, but also may attract civil or criminal liability for the individual concerned and for the company.

All employees, officers and directors are expected to read, understand and follow the Code of Business Conduct. Advice and further information about the policies and legal requirements set out in the Code of Business Conduct can be obtained by contacting the company’s General Counsel.

Any waiver of the policies, principles and practices set forth in the Code of Business Conduct for directors and executive officers, including senor financial officers, must be approved by the Board of Directors. Any such waiver is to be granted only where truly necessary and warranted and then subject to such limitations and qualifications as are necessary to protect the Company to the greatest extent possible. Any such waiver along with the reasons for the waiver will promptly be publicly disclosed to the Company’s shareholders and the investing public at large in accordance with applicable law.

This Code of Business Conduct represents the company’s current policy and comments about it and suggestions for changes are welcomed and encouraged. We expect the Code of Business Conduct to change to meet evolving legal and ethical standards and to accommodate changes in the company’s operations and business plans. All employees, officers and directors will be required to comply with any subsequent amendments or additions to the Code of Business Conduct.

Employment Policies

Nymox regards honesty, loyalty and diligence as essential parts of the duties of our officers, directors and employees. This includes acting in the best interests of the Company during the performance of these duties and not taking any actions intended or calculated to harm the Company and its business, such as:

•	misrepresenting the status of the Company’s business, finances, research or product development to a supervisor, executive officer or director or to a third party;

•	falsifying any financial, business or research records; or

•	advising, soliciting or assisting, directly or indirectly, any employee or officer of the Company to terminate his or her employment with the Company.

It is our policy to treat all employees or prospective employees equally without regard to race, color, religion, sex, sexual orientation, age, national origin or disability. This policy applies to all officers, directors and employees, whether in a managerial position or not, and any acts of discrimination are unacceptable.

It is also our policy to provide a comfortable and rewarding work environment for our employees that is free from harassment, including any verbal, physical or sexual harassment or abuse. Conduct that has the purpose or effect of creating an intimidating, hostile or offensive working environment is unacceptable. Any employee who believes that he or she has been subject to harassment should promptly report such conduct to his or her immediate supervisor, or, if the supervisor is responsible directly or indirectly for the conduct complained of, to the supervisor’s manager.

Any form of workplace violence is completely unacceptable. Nymox is committed to a safe working environment, free of threats, intimidation and physical harm and has adopted a workplace violence policy of zero tolerance. Workplace violence includes not only physical assaults and fighting but also threatening comments, intimidation, and the intentional destruction of or damage to any company or employee property. Any comments or behavior that reasonably could be interpreted as an intent to do harm to employees or property will be considered a threat. Any employee who believes he or she may be the target of violence or threats of violence, or is aware of violent or threatening conduct by another individual, that could result in injury to a Nymox employee or the destruction or damage of property, has a responsibility to immediately report the situation to his or her immediate supervisor or manager.

Health and safety are important aspects of job performance. Employees are expected to learn the safety procedures applicable to their jobs and follow them. Any concerns over health and safety issues should be promptly reported to a supervisor.

Nymox is also committed to the protection of the environment. Employees and officers are expected to comply with environmental laws, rules and regulations in the performance of their duties.

Substance abuse can pose serious health and safety risks not only to the individual concerned but also to the employees who work with him or her and to the company’s customers or suppliers who may rely on his or her job performance. Drinking alcohol, taking recreational drugs or drugs of abuse, or misusing prescription medication, or possessing or being under the effects of any of them while on the job, is unacceptable. Employees displaying aberrant behavior or reasonably suspected of such drug or alcohol use may be asked to submit to an appropriate alcohol or drug test. The use of alcoholic beverages may be authorized for special Company functions. At such functions, any decision to consume any alcoholic beverage is the personal decision of the individual alone; anyone choosing to partake is expected to consume in moderation and be responsible for his or her own acts, including any potential civil or criminal liability for drinking and driving.

Nymox maintains a no-smoking policy at all its workplaces.

Unless otherwise agreed in writing and subject to any applicable law, all officers and employees are employed at-will. This means that employment is not guaranteed for any specific length of time and may be suspended or terminated t any time with or without cause. No verbal promises or oral representations made to an employee or officer can change this relationship; only a properly signed employment agreement can.

Conflicts of Interest

The officers, directors and employees of Nymox must be careful to avoid conflicts of interest or the appearance of conflicts of interest whenever possible. A conflict of interest can arise occurs when an individual’s private interests conflict or appear to conflict with the interests of Nymox as a whole. The existence, nature and extent of a conflict of interest depends on circumstances including the nature and relative importance of the interests involved. The interest may be financial or personal such as when a personal relationship is involved.

Conflict of interest issues can generally be resolved by promptly notifying the Company of a potential conflict of interest. Employees must therefore notify their managers or supervisors of any actual or potential conflict of interest situation. Officers of the Company should inform the CEO. Senior financial officers, including the CEO and CFO, should inform the Audit Committee of the Board in accordance with the Code of Ethics for Senior Financial Officers.

An employee’s manager or supervisor can provide guidance on how best to resolve the conflict. If needed, the Company’s General Counsel can be contacted for guidance.

Any actions taken will be in favor of resolving or avoiding any potential conflict.

It is impossible to exhaustively list all possible areas where a conflict of interest or the appearance of a conflict may arise. The Company relies on the honesty and integrity of its officers, employees and directors to identify situations where a potential conflict of interest may arise.

One area where a conflict of interest situation can arise is where an employee, officer or director has a financial interest in an existing or prospective customer, supplier, collaborator, partner or competitor of the Company either directly or through a family member, company, partnership or other legal entity. These interests include:

•	ownership interest in suppliers, customers, collaborators, partners or competitors;
•	consulting or employment relationships with customers, suppliers, collaborators, partners or competitors; or
•	outside business activity that is competitive with any company business.

All such financial interests should be disclosed. In general, shareholdings in publicly traded companies that do not represent either more than 1% of the publicly traded company’s float or more than 10% of an individual’s net worth should not raise concerns over a conflict of interest.

A second area of potential conflict occurs when an officer, director or employee has divided loyalties between Nymox and another company. In general, no employee or officer shall engage in any other employment or business or act as an officer or director of or consult with any other company, business or person except with the prior approval of the Company’s CEO. Any such approval is given on the understanding that the employee’s activities will not conflict with his or her duties and responsibilities at Nymox. No director may sit on a board of directors of any customer, supplier or competitor of the Company except with the prior approval of the Board. All such relationships must be promptly disclosed to the Company.

A third area of conflict of interest can arise where an employee or officer is involved in outside activity substantial enough to raise questions about his or her ability to devote appropriate time and attention to assigned job responsibilities. In some cases, Nymox employees may be involved in outside businesses with Nymox approval, or may hold political office or serve on civic boards. These situations do not necessarily constitute a conflict of interest, but it is the employee’s responsibility to ensure that this activity does not conflict with Nymox’s interests. This requires keeping the two activities strictly separated by adhering to the following standards:

•	No work relating to other organizations on Nymox time;
•	No use of Nymox equipment and supplies, or the time of any Nymox personnel for outside work;
•	No promotion of products or services from an outside business to other Nymox employees during working hours or on Nymox property; and
•	No use of the fact of Nymox employment or position to promote an outside business.

Loans

The Company as a general policy does not make loans of money, property or shares to its employees, officers or directors, their family members or businesses or other related entities . Any such proposed loan to an employee must be pre-approved by the Company’s CFO. In addition, any such proposed loans to an executive or senior financial officer must be submitted to the Audit Committee of the Board for review for compliance with legal requirements and corporate policy and for ultimate approval. Any reimbursement of expenses or disbursements to an executive officer or senior financial officer or his or her family member, business or other related entity must be pre-approved by the CFO. Any executive or senior financial officer with signing authority over any of the accounts of the Company must get pre-approval from the CFO of any significant disbursement of funds from that account in accordance with any policy or direction from the CFO or the Audit Committee.

Gifts and Entertainment

Receiving gifts, gratuities and entertainment from people with whom the company does business is generally not acceptable because it may potentially pose a conflict of interest by implying an obligation on behalf of the company. Employees and officers should make the company’s policy on gifts, gratuities and entertainment known in the course of regular business dealings with third parties.

Accepting gifts is generally not acceptable unless:

•	The gift is of nominal value; and
•	The gift is not intended and could not be perceived by others to improperly influence business decisions.

Occasionally, as a means of building relationships, an employee or officer may accept social entertainment, such as meals or event tickets, if such entertainment:

•	permits business or educational discussions;
•	is pursuant to a bona fide business relationship;
•	is consistent with industry practices;
•	does not influence or is not perceived by others to influence business decisions;
•	is not excessive in price or quantity; and
•	would not embarrass the company if it was brought to public attention.

In questionable cases, employees should consult with their supervisors.

Before offering or accepting any gifts, gratuities or entertainment to or from a government official, General Counsel should be consulted. Laws concerning this matter are often complex and vary from country to country. Therefore, it is generally unacceptable to receive a gift or invitation from a government employee or to provide a gift or invitation to a government employee.

The payment or receipt of any bribes, kickbacks, secret commissions and similar benefits or payments in any amount or form is strictly prohibited.

Confidentiality

During the course of his or her employment or tenure as a director, an employee, officer or director may have access to confidential and/or proprietary technical, scientific or business information relating to the Company’s business, finances, products, research, intellectual property, marketing, sales, product development and other business or scientifically related activities or provided in confidence by a customer, supplier, collaborator or partner (“Confidential Information”).

It is vital to the Company’s business and success to preserve the confidentiality of its technical, scientific and business affairs and to maintain its intellectual properties, including trade secrets, know-how and patent applications.

As well, it is important for the Company as a public company to control the timing, content and extent of any disclosures about its scientific and business affairs. Improper disclosure can have serious legal implications both for the Company and for the employee, officer or director concerned.

Accordingly, all employees, officers and directors must:

•	Keep in strict confidence any Confidential Information and not to disclose it to any third party except as required by law, regulation, legal process or other governmental authority, or as expressly approved by the employee’s supervisor or the Company’s CEO;

•	Take reasonable care to maintain all Confidential Information in confidence and shall inform the Company immediately upon the discovery of any unauthorized disclosure or use of any Confidential Information and take reasonable steps to prevent any further unauthorized disclosure or use; and
•	Not use any Confidential Information for any purpose other than the performance of her/his duties as an officer, director or employee of the Company.

Information which is in the public domain through public disclosure by the Company in a public filing, press release, web site posting or publication or broadcast is subject to the Corporate Communications policy below.

Corporate Communications

Since Nymox’s common stock is publicly traded, there are certain important legal restrictions and limitations imposed on all Nymox employees, officers, and directors concerning the disclosure of material information about Nymox. Breach of these legal requirements can expose the company and its officers, directors and employees and any outsider improperly privy to inside information to significant legal liability, including possible criminal sanctions.

As well, communicating information prematurely, incorrectly or without proper clearance, no matter how innocuous that communication may seem, could have a serious impact on the company. It could adversely affect the company’s competitive position, stock price, litigation or shareholder value.

It is Company policy that all information in the possession of any Company employee, officer, director or agent about Nymox or obtained in the course of work for Nymox relating to any other company belongs to Nymox and may only be disclosed in accordance with this Code of Business Conduct.

It is also Company policy, as mandated by the Board of Directors, that only designated spokespersons are authorized to discuss Company business with the press, the public and other non-company personnel. The designated spokespersons are the Company’s CEO, Paul Averback, Medical Director, Michael Munzar and General Counsel, Jack Gemmell. Anyone receiving inquiries of this nature should decline comment and refer the person making the inquiry to one of the designated spokespersons.

Company business includes its prospects, technology, patent position, research and development projects, sales figures, marketing strategy, financials, possible acquisitions and other material information. This includes all such information about the Company, whether it is Confidential Information covered by the Confidentiality policy or information that the Company has disclosed in the public domain.

The press, the public and other non-company personnel include newspaper, television and other reporters, stock brokers, financial analysts, investors, shareholders, customers, researchers, academic collaborators and contractors.

All written corporate communications for public release or for an external audience must be approved by the CEO or his or her designate before release or dissemination. Corporate communication includes press releases, investor material, government filings and reports, financial statements, advertisements, sales promotion materials, court filings and newsletters.

Internal Company communications such as e-mail messages, memos, executive speeches and presentations, and messages may not be forwarded to individuals outside Nymox without the express approval of the CEO or his or her designate.

Oral communications and presentations that discuss Company business and are for individuals or audiences outside of the Company must be cleared by the CEO or his or her designate.

Inquiries or calls from the press, investors, shareholders and other individuals about Company business should be referred to a designated spokesperson with a message taken identifying the name of the caller, the organization they are with and the nature of their inquiry.

These precautions are particularly important for sales personnel in contact with the public but they apply also to lab personnel, office staff and all other employees, officers and directors.

Nymox expects strict compliance with these procedures by all personnel at every level and all employees, officers and directors should be aware of these polices, procedures and obligations. Failure to follow the letter and spirit of this Corporate Communications policy is a serious matter and can be suitable grounds for dismissal for cause.

Any questions, concerns, clarifications and guidances about the obligations or responsibilities under this policy should be sought from the Company’s General Counsel before acting.

Marketing and Sales

Nymox offers products and services that are highly regulated by government agencies such as the U.S. Food and Drug Administration. As well, Nymox is committed to fair and honorable dealing with its customers, agents and distributors.

Marketing and sales personnel must ensure that any statements or representations he or she makes about the uses, applications or performance characteristics of the Company’s products and services are in accordance with approved Company product or service information, including applicable regulatory approvals and authorized marketing, sales, promotional or advertising material; do not misstate or omit any material information about the product or service; and are not otherwise intended to materially mislead any prospective purchaser, customer, distributor or regulatory agency. No discounts, price reductions, special services or other accommodations may be offered nor any guarantees, warranties or representation made without prior approval of the appropriate supervisor or officer.

Company Property

All officers, directors and employees have an obligation to safeguard and protect not only Nymox’s assets, but also the assets of others with which the Company is entrusted. These assets include physical property, company records, financial documents, and confidential information including patient and research subject information as well as intellectual property, such as patents and trademarks. Any loss, damage, misuse, fraudulent alteration or deletion, theft, embezzlement, misappropriation and destruction of company property should be promptly reported.

All officers and employees are responsible for the safe and proper use and care of any equipment, reagents, biological samples, animals or other company property he or she may use in connection with their job. This includes the good computer practices such as regularly updating software, scanning suspect email attachments and files for viruses and other potentially damaging software, and not providing passwords and system access information to unauthorized personnel or third parties.

Company property, assets and services should be used only for the purposes of employment or the Company’s business or as otherwise authorized and should not be used for the personal benefit of an employee, officer or director or any third party. Any personal use should be promptly reported and accounted for. In doubtful cases, prior approval from a supervisor should be sought before using company property or services that do not solely benefit the company.

Company credit cards should not be used for personal expenditures and any such use should be promptly reported and reimbursed.

Company property and records should remain in company facilities and offices, not be removed except for the purposes of employment or the Company’s business or except as otherwise authorized, and, if removed, be returned as soon as possible. Any officer, employee or director who has removed company property must take reasonable steps in keeping with the nature of the property or record and its value to the Company to ensure the safety and security of that property or record while off-site.

No employee, officer or director or person acting under his or her direction shall make or retain copies of any company property or record, including documents and computer files, except for the purposes of employment or the Company’s business.

All Company property shall be returned promptly upon termination of employment, office or position with the Company, including copies and duplicates of Company documents, files, records, and other information, copies of Company software, lab notebooks, corporate records, reagents, patient samples and any progeny and replicants of cell lines, bacteria, animals or other organisms that form part of the Company property.

“Company property” means any property owned by the Company or provided to the Company by a third party for its use and includes such items and equipment as:

(a) laboratory equipment, reagents, samples, specimens, standards, protocols, requisitions, patient or research subject information or records, test results, drug candidates, cell lines, bacteria, viruses, plants, animals, notebooks, papers, presentations and publications;

(b) computer equipment, software, files, disks, cd-roms, tapes and all other electronic means of storing data or information;

(c) cell phones, pagers, answering machines, telephones and other telecommunication equipment;

(d) office equipment, office furniture, correspondence, memoranda, reports, faxes, files, books, magazines, stationary, messages, e-mails, contracts, patent documents, customer lists, supplier lists, brochures, marketing material, displays, posters and financial reports; and

(e) credit cards, calling cards, bank cards, checkbooks, deposit books, bank statements, financial records, canceled checks, receipts, invoices, bills and accounts.

Business Opportunities

It is against company policy for any employee, officer or director to take for themselves personally opportunities that are discovered through the use of corporate property, information or position with the company or otherwise use company property for personal gain. This includes competing with the Company for business opportunities.

Information acquired as an officer, employee or director of the Company belongs to the Company and is for the sole benefit and use of the Company.

All employees and officers of the Company have a positive obligation to promptly disclose to their supervisor or to the President of the Company any business opportunities that come to their attention and that relate to the Company’s business. This includes research proposals, licensing opportunities, patent applications and assignments, co-marketing ventures, technology transfers and prospective collaborators or employees.

Intellectual Property

Intellectual property is the cornerstone of Nymox’s business. The Company has made substantial investments of its investors’ funds and the time of its officers and employees to acquire, develop and expand its intellectual property portfolio. Protection of these intellectual property rights is of critical importance.

In order to secure and protect these intellectual property rights, all employees and officers have a duty and an obligation to:

•	promptly disclose any discoveries or inventions made during his or her employment with the Company, relating to, connected with or arising out of that employment, related to or connected with the business of the Company, or conceived or reduced to practice at any time during that employment, either solely or jointly with others and whether or not developed on the employee’s or officer’s own time or with the resources of the Company;

•	assign completely, exclusively and irrevocably to the Company any and all rights, interests and title to any inventions, discoveries and ideas, whether patentable or not, (including, but not limited to patent applications, patents, trademarks, copyrights, trade secrets, know-how, industrial designs, or other intellectual property rights);

•	co-operate with the Company both during the term of his or her employment with the Company and after termination of that employment, in any proceedings such as patent prosecutions necessary to secure, protect or extend those rights, including to execute, on request, any patent, copyright, trademark, trade secrets or industrial design assignments, applications, certificates, affidavits or other documents that, in the opinion of the Company, are necessary to secure, protect or evidence the Company’s intellectual property rights.

Trademarks

It is important that Nymox trademarks be used properly and consistently to maintain their value and distinctiveness. This applies to all trademark usage in company communications and materials such as advertising and sales literature, press releases, business forms, correspondence, packages, containers, labels, signs and displays.

Proper trademark usage includes:

•	consistent and correct use of the trademark’s format and name. This includes correct spelling of the trademark, including appropriate capitalization and spaces, hyphens, or other punctuation. Stylized marks should always be used in their particular typeface or logo form.

•	marking the trademark with the TM (™) symbol if unregistered or the R (®) symbol if registered. Do not mark the trademark as registered (®) if, in fact, it has not yet been approved for registration by the relevant Trademark Office in the country where it is used.
•	using the trademark only in association with the goods and services for which it is registered or intended.
•	using the trademark only as a brand name in combination with the common or generic name for the product, e.g. the NicAlert™ test. Preferably, the trademark must be used at least once in conjunction with the generic name of the product on every label, container, or text referring to the trademark.
•	using the trademark only as an adjective. Do not use a trademark as a verb or noun.
•	displaying or writing the trademark in a manner that distinguishes it from the rest of the text and makes it more conspicuous than the generic name of the product. If a trademark is used with noncapitalized words, it should be properly capitalized.

No employee, officer or director shall use any Nymox trademark for any purpose other than authorized company business.

Insider Trading Policy

Nymox is a public company governed by complex trading and securities laws, rules and regulation. Company policy forbids unauthorized disclosure of material nonpublic information about the company or the companies it deals with, and both company policy and the law forbid profiting from material nonpublic information relating to Nymox or the companies with whom it does business.

Employees, officers and directors of Nymox may, in the course of performing their duties, learn information about the Company that is not generally available to the public. The law regards the use of material nonpublic information by an officer, director or employee for his or her personal profit as being akin to an unlawful misappropriation of that information to the detriment of the company, the shareholders and the investing public at large. The consequences of such a misappropriation can be very serious both to the offending individual and to other officers, directors and employees as well as the Company as a whole.

Material information about a public company, in general, is information that would be expected to (a) affect the decision of a reasonable investor to purchase or sell the company’s securities, or (b) alter the market price of the company’s securities.

Examples of material information include:

•	internal financial information such as quarterly and annual reports;
•	regulatory approvals or disapprovals of a new product;

•	significant technological breakthroughs; or
•	contemplated acquisition of another company or disposition of an existing business to another company.

Information is considered nonpublic if it has not been disseminated in a manner making it available to investors generally, such as through disclosure in the company’s annual or periodic reports to its stockholders or its securities filings, inclusion in a press release or widespread reporting in the media. As well, investors must have a reasonable period to absorb and react to the information. This is typically on the order of two trading days.

Like proprietary information, all employees, officers and directors should take great care not to disclose material nonpublic information within the company, inadvertently or unnecessarily and in no event to disclose such information outside the company. Company business should not be discussed where unauthorized persons may be present such as in elevators or restaurants, even if no names are used. In addition, disclosures to others within the company is permissible only on a need-to-know basis.

Those possessing material nonpublic information may not buy or sell company securities or disclose such information to anyone who is not an employee of the company. Likewise, company individuals with knowledge of material nonpublic information about other companies (suppliers, customers or other companies the company deals with), even those with whom the company only contemplates transactions, may not buy or sell the securities of those companies or disclose such information to others.

Company policy requires all employees, officers and directors to report any trading activities in the Company’s shares, including any options, agreements or other arrangements for the purchase, sale, pledging or transfer of Company’s shares, to the CFO.

As well, supervisors who become aware that an employee who has material nonpublic information is trading in the company’s securities should report this to the Company’s General Counsel and to the CFO. All Company supervisors have an obligation to remain alert to cases where others, especially those subject to their supervision, may be ignoring rules against insider trading. Securities laws penalize not only those implicated in insider trading, but also controlling persons who fail to take action when they know individuals they control are violating the rules.

Any employees, officers and directors uncertain about the rules on buying or selling company securities or securities of companies familiar to them as company employees should consult with General Counsel before making any purchases or sales.

Blackout Periods

Trades by officers, directors and employees of the Company involved in the compiling, analysis and preparation of the Company’s periodic financial reports are forbidden for thirty (30) days prior to the last day for the release of quarterly and annual financial reports and for a two trading day period following their release.

Trades by officers, directors and employees of the Company involved in merger negotiations that may be material are forbidden during the period of the negotiations and for a two trading day period following the release of the details of any proposed merger agreement or of the failure of the negotiations.

An exception to a trading blackout period may be granted in cases of financial hardship or the imminent expiry of options where any trading will be conducted in accordance with a pre-determined nondiscretionary plan that complies with securities law rules and regulations.

Disclosure Requirements Within the Company and In Public Filings

Nymox is a public company listed on NASDAQ and as such has a legal responsibility to file with the SEC and other securities regulators both periodic reports (such as quarterly and annual reports) and interim reports of potentially material information. These reports must be full, fair, accurate, timely, and understandable.

In order that Nymox may meet these reporting and disclosure requirements, every officer, employee and director of Nymox is under a continuing obligation to promptly and accurately report:

•	any potentially material information concerning the Company's business that comes to his or her attention;
•	all financial information relating to the Company's business, including contractual obligations;
•	any potential conflict of interest situations or related party transactions; and
•	any possible violation of this Code of Business Conduct or of the Code of Ethics for Senior Financial Officers.

An employee shall report such information promptly to his or her supervisor or manager; a director or officer to the CFO or CEO.

Officers and directors whose shareholdings in the Company must be disclosed in a securities filing or shareholder circular shall provide this information to the CFO reasonably in advance of the deadlines for such filings.

Privacy Policy

Nymox respects and protects the privacy of individuals and their personal information that may be provided to, collected, held or used by the Company, its officers, directors and employees. In particular, Nymox is committed to compliance with all applicable privacy and confidentiality laws, rules and regulations in force in the various jurisdictions in which it operates and expects all of its officers, employees and directors to comply with these laws and with the privacy principles and obligations set out in this policy. Nymox has designated the Company’s General Counsel as the officer with the overall responsibility of monitoring compliance with this Privacy Policy and with the applicable law.

Personal information is information that relates to a natural person and allows that person to be identified. It includes a person’s name, address, phone number, email address, birth date, medical records and history, and social security number.

Nymox’s policy is to treat all such personal information as confidential, and not to disclose that information to third parties without the consent of the person concerned except in exceptional circumstances. Personal information about an employee’s name, title, business address, and business phone number and email address may be disclosed for business purposes.

All officer, employees and directors must take appropriate security measures to ensure that such personal information remains confidential. Reasonable care must be taken to store personal information to prevent accidental or unauthorized disclosure; the more sensitive the information, the more stringent the security measures that will be taken. Access to personal information within the Company shall be on a need-to-know basis. The Company’s policy is to retain personal information only for as long as is necessary to satisfy the purposes for which it was collected, or as required or permitted by law.

Personal information will be used only for the purpose for which it was collected. The consent of the person concerned or his or her legal representative will be obtained before using personal information for other purposes or to communicate personal information to another party. In exceptional circumstances personal information may be communicate without the consent of the person concerned, such as:

•	to a person responsible for the prevention, detection or repression of crime;

•	to a public body that collects such information as part of its function;

•	to a person who must act urgently to protect the life, health or safety of the person concerned; or

•	where otherwise required or permitted by law.

Recordkeeping, Records Management and Record Retention

Nymox is required to maintain proper and adequate records both to further its business objectives and to meet financial, legal, and regulatory requirements.

In order to meet these requirements, Nymox maintains a system of internal controls intended to ensure the integrity and accuracy of its accounting records and financial statements. Any complaints regarding the Company’s accounting, internal accounting controls or auditing matters, including any questions concerning the integrity, accuracy, reliability and honesty of its accounting records or financial statements should be dealt with in accordance with the Complaint Handling procedure set out in Appendix A.

All employees, officers and directors have an obligation to record information accurately and truthfully and on a timely basis. In general, all transactions made on behalf of the Company shall be executed in accordance with management’s general or specific authorization and recorded on a consistent basis. All officers and employees are required to provide the CFO on a timely basis with originals of any invoices, contracts, agreements, licenses, leases, mortgages, loan agreements, corporate minutes, employment records, and insurance policies. Any payment, transfer or disbursement of the Company’s funds or property must be supported by appropriate documentation and be made only for the purpose set out in that documentation. At no time shall any employee, officer or director falsify, forge, or fraudulently alter any accounting, financial or other company record.

All Company accounting records and financial statements must be kept and presented in accordance with the laws of each applicable jurisdiction. In particular, all Company accounting records must fairly and accurately reflect in reasonable detail the transactions to which they relate and/or the Company’s assets, liabilities, revenues and expenses. They must not contain any false or intentionally misleading entries and must be appropriately classified as to accounts, departments and accounting periods.

The proper storage, maintenance and retention of corporate records is an important aspect of the Company’s business. Nymox operates in a number of highly regulated areas, each with their own complex regulatory requirements concerning recordkeeping, records management and record retention. It is impracticable to list all these requirement here. Company managers are expected to acquaint themselves with the relevant requirements and maintain record systems designed to comply with these requirements, including instructing necessary employees on pertinent aspects.

Deletion, falsification or destruction of significant or important records and information can have serious legal and business consequences both for the individual and for the company. At no time shall an employee, officer or director destroy or alter any document or record that may be the subject of any pending, threatened or likely claim, controversy or proceeding, whether investigative, administrative or judicial.

The audit process is an integral part of the Company’s financial controls and recordkeeping process and an essential requirement for public companies. No officer, director or employee shall:

•	make or cause to be made a materially false statement or
•	omit to state or cause another person to omit to state any material fact that is necessary in order to make statements made not misleading to an accountant in connection with any audit, review or examination of the Company’s financial statements or securities filings. As well, no officer, director or employee shall directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any accountant engaged in the performance of an audit or review of financial statements of the Company if such action could result in rendering the Company’s financial statements materially misleading.

Antitrust/Fair Competition

Nymox’s policy is to compete vigorously, aggressively, and successfully in today’s increasingly competitive business climate, and to do so at all times in compliance with all applicable antitrust and competition laws throughout the world.

Antitrust and competition law is a complex area and any questions about compliance should be raised with the Company’s General Counsel before proceeding.

Specific areas of concern are:

•	price fixing and market division agreements with competitors.
Discussions with competitors regarding customers, pricing policies, bids, discounts, promotions, terms and conditions of sale and any other proprietary or confidential information should be avoided. An unlawful agreement need not be written or even consist of express commitments. Agreements can be inferred based on “loose talk,” informal discussions, or the mere exchange of certain information.
•	resale price maintenance where a good or service is sold with a stipulation that it cannot be resold for a price lower than a preset threshold.
General Counsel should be consulted before entering into any agreement or arrangement that may have the effect of resale price maintenance.

Computer and Internet Use

The use of computers, the Internet and other advanced information technologies and resources are an important part of Nymox’s business.

In general, these resources are to be used solely for business purposes. Limited personal use may be acceptable if it does not interfere with job duties or company business and is not otherwise inconsistent with this Code of Business Conduct. These resources may not be used for personal gain, political purposes or solicitation of any kind.

The policies concerning confidentiality, privacy and corporate communications apply to computer and Internet communications such as email and messaging, Confidential, private or proprietary information of Nymox, or its employees, officers, customers, suppliers, or consultants should not be disclosed without proper authorization. No officer, employee or director shall at any time post any material, information or communication whatsoever on any chatline, chatroom or other such Internet or online forum devoted, in whole or in part, to the Company or its business.

These resources should never be used for illegal purposes, such as unauthorized downloading, uploading or sending copyrighted materials such as music or movies.

Good judgment should be used in sending information and message to others, both within and outside of the Company. Sending any information that could be insulting or offensive to another employee or other person, such as graphic, vulgar, violent, racially or sexually offensive materials or abusive, obscene, defamatory, harassing, discriminatory, derogatory, offensive, or threatening messages is prohibited.

All information on a Company computer, storage device or network, email or Internet server belongs to the Company and is not private. The Company reserves the right to access, use or disclosed or any information on Company computers or resources at any time for any reason to the full extent permitted by law. All passwords used to access a file, computer, email, Internet Service Provider, net work or other resources must be reported to a supervisor or to the CFO.

It is important that these resources be used properly. Users should ensure that system and antivirus software is kept up-to-date and that passwords and other information that may allow unauthorized access to the system are kept confidential and secure. Appropriate care should be taken in opening unsolicited email attachments. Unauthorized downloading of software and computer games is not permitted. Interfering with or disrupting the normal operation of Company computer systems, networks and resources is prohibited.

Reporting and Investigating Violations and Misconduct

Nymox operates an “open door” policy where all employees, officers and directors are encouraged to communicate their ideas and concerns directly to management. It is important that ideas and concerns be communicated promptly so that they may be addressed in a timely fashion. Working together in an atmosphere of trust and cooperation provides the most productive work environment.

Any employee, officer or director who knows or suspects that any activity, policy or practice of Nymox or any of its officers, employees or directors may be:

•	a violation of any law, rule or regulation;
•	illegal, criminal or fraudulent,

•	a violation of this Code of Business Conduct or any other Company policy,
•	unethical or incompatible with a clear mandate of public policy concerning the public health, safety or welfare or protection of the environment, or
•	questionable with regard to accounting, internal auditing controls or auditing matters related to Nymox must report his or her concerns immediately to management or, if necessary, to the Company’s Audit Committee: see Appendix A. When in doubt about the best course of action in a particular situation, senior management or General Counsel should be consulted.

Reports or complaints of questionable accounting, internal accounting controls or auditing matters relating to Nymox are governed by the Audit Committee’s Complaints Handling Procedures outlined in Appendix A. Examples of such concerns include:

•	fraud or deliberate error in the preparation, evaluation, review or audit of any Nymox financial statement;
•	fraud or deliberate error in the recording and maintaining of Nymox's financial records;
•	deficiencies in, or noncompliance with, Nymox's internal accounting controls;
•	misrepresentation or false statement to, or by, a senior officer or accountant regarding a matter contained in Nymox’s financial records, financial reports or audit reports; or
•	deviation from full and fair reporting of Nymox's financial condition.

An employee or officer may submit an anonymous and confidential complaint concerning questionable accounting or auditing matters to the Audit Committee as provided in Appendix A.

Nymox’s policies prohibit any retaliation, retribution or intimidation for any such reports of misconduct or violations made in good faith.

An officer, manager or supervisor receiving a report of a violation or suspected of this Code of Business Conduct or any legal or ethical requirement of misconduct is required to:

1.	promptly investigate the report or to refer the matter immediately to the company’s General Counsel for investigation,
2.	provide the report (if in writing) or the details of the report otherwise to the company’s General Counsel and to his or her supervisor or immediate superior,
3.	take any necessary reasonable action within the scope of his or her authority as is appropriate in the circumstance, and
4.	report what action was taken to the company’s General Counsel and to his or her supervisor or immediate superior along with any recommendations about how to detect, prevent or deal any such similar violations in the future.

Any complaints regarding accounting, internal accounting controls or auditing matters may also be forwarded to the Audit Committee in accordance with the Audit Committee Complaint Handling Procedure set out in Appendix A.

A violation of this Code of Business Conduct can result in disciplinary proceedings, including suspension, termination of employment or office or immediate dismissal. As well, violations that involve criminal or other illegal conduct may be reported to the appropriate government authorities for action.

Receipt and Review of the Code

I,                     , acknowledge that I have received a copy of the Code of Business Conduct and undertake to read and understand it.

I understand that I am expected to follow the Code of Business Conduct and that failure to comply with the provisions of the Code of Business Conduct may result in disciplinary action, including immediate dismissal.

I also understand that Nymox reserves the right to amend, alter or delete any of the policies in this Code of Business Conduct at any time for any reason and that I will be expected to comply with any such new or amended policies.

Date: ____________________	_______________________________________________
Signature
_______________________________________________
Name

Appendix A

Policies and Procedures about Handling Complaints Regarding Accounting, Internal Accounting Controls or AuditingMattersAudit
Committee, Board of Directors, Nymox Pharmaceutical Corporation

1.	Purpose

Integrity, accuracy, reliability, and honesty in financial reporting are key elements of Nymox Pharmaceutical Corporation’s obligations to its shareholders, employees, officers and directors.

These policies and procedures establish an effective mechanism for handling complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. As such, they are an integral part of the Company’s commitment to compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. They also form an important component of the Company’s internal controls designed to provide reliable financial reporting and the accurate and timely disclosure of material information about the Company.

2.	Scope of these Policies and Procedures

These policies and procedures cover complaints received by the Company regarding accounting, internal accounting controls or auditing matters. Throughout this document these policies and procedures about handling complaints regarding accounting, internal accounting controls or auditing matters will be referred to as the Complaint Handling Policy.

The Company refers to Nymox Pharmaceutical Corporation and its subsidiaries including Nymox Corporation and Serex, Inc.

The term “Complaint” refers to complaints regarding the Company’s accounting, internal accounting controls or auditing matters, including any questions concerning their integrity, accuracy, reliability and honesty. Specific examples of such Complaints include allegations concerning the Company or any of its employees, officers, directors or agents regarding:

•	fraud;
•	theft of Company property or funds;
•	kickbacks or bribes;
•	unauthorized payments, loans or other compensation (including shares in the Company);
•	misallocation of the Company's revenues or expenditures for accounting purposes, such as mis-reporting of operating expenses as capital expenditures;
•	forgery or fraudulent creation, alteration or destruction of purchase orders, contracts, invoices, checks and other financial documentation;

•	payments for products and services never received
•	interference with the conduct of a Company audit; and
•	interference with the conduct of an investigation into a Complaint.

These examples are for illustration only and are not intended to be exhaustive of all possible Complaints.

A Complaint may be received from any employee, officer or director of the Company or from any third party such as the Company’s outside auditor, suppliers, contractors or regulators.

3.	Responsibilities

A.	Audit Committee

The Company’s Audit Committee has the overall responsibility for establishing and administering this Complaint Handling Policy, for receiving and investigating any Complaint and for reviewing the investigation and handling of Complaints.

The Audit Committee has the authority to direct an investigation be conducted into any Complaint regarding accounting, internal accounting controls, or auditing matters. The Audit Committee shall have the power and authority to retain and determine funding for independent counsel, accountants, or other advisors as it determines necessary to carry out any such investigation. The Committee may exercise this authority in response to specific circumstances that the Committee determines make such action to be in the best interests of the company and its shareholders. In addition, the Company’s Chief Financial Officer and General Counsel shall provide administrative support as directed by the Audit Committee.

B.	Chairman of the Audit Committee

The Chairman of the Audit Committee has the primary responsibility for the investigation of Complaints involving allegations of misconduct or malfeasance against any member of senior management.

The Chairman may also, in his or her discretion, investigate other Complaints.

C.	Chief Financial Officer

The Company’s Chief Financial Officer has the responsibility of conducting any necessary internal investigation of any Complaint not involving allegations of misconduct or malfeasance against any member of senior management.

The Chief Financial Officer shall report to the Audit Committee on a timely manner the details of all Complaints received or investigated by him or her, including the results of any investigations and resolutions of the Complaints.

D.	Employees, Officers and Directors

All employees, officers and directors of the Company have the responsibility and obligation to report any Complaints or suspicions, allegations or concerns about the Company’s accounting, internal accounting controls or auditing matters to their immediate supervisor, to the Company’s Chief Financial Officer and/or to the Chairman of the Audit Committee.

Any manager or employee in a supervisory capacity, officer or director of the Company who receives a Complaint has the responsibility of receiving, recording, and retaining the details of the Complaint and of referring the Complaint to the Company’s Chief Financial Officer.

4.	Making a Complaint

Any person, whether or not a current employee, officer or director of the Company, may make a Complaint. An employee may make a Complaint to a supervisor, a senior officer or a director.

A Complaint may be made verbally or in writing. In general, it is preferable (but not required) that a Complaint be in writing, dated and with enough details to provide reasonable information about the nature of the Complaint and the transaction(s) and/or employee(s) or officer(s) complained about.

Complaints may be made anonymously and/or with a request for confidentiality.

A person wishing to make an anonymous Complaint may do so by submitting it in writing in a sealed envelope marked “Confidential” addressed to the Company’s Chief Financial Officer or directly to the Chairman of the Audit Committee or any other member of the Audit Committee. Anonymous complaints may also be made by telephone or email.

5.	No Retaliation for Making a Complaint

No retaliation of any kind shall be taken against any employee who makes a Complaint.

In particular, the Company, its employees, officers, directors, agents or contractors shall not discharge, demote, suspend, threaten, harass, or in any other manner discriminate against any employee in the terms and conditions of employment because the employee made a Complaint.

6.	Receiving a Complaint

Any employee, officer or director of the Company who receives a Complaint shall take all reasonable steps to record and preserve the Complaint.

Any envelopes marked “Confidential” addressed to the Company’s Chief Financial Officer or to the Chairman or other member of the Audit Committee shall be forwarded unopened to the addressee.

Complaints in writing shall be dated as of the date of receipt and initialed by the person receiving the Complaint.

A verbal Complaint shall be reduced to writing by the person receiving the Complaint as soon as possible in a note of the Complaint. The note should contain the date the Complaint was received, the name of the person receiving the Complaint and, if possible, enough details to provide reasonable information about the nature of the Complaint and the transaction(s) and/or employee(s) or officer(s) complained about. If possible, the person receiving the Complaint should read the note back to the person making the Complaint in order to confirm the nature and details of the Complaint.

Before referring a Complaint for investigation, the person receiving the Complaint shall make a copy of the Complaint and keep the copy stored in a safe and secure manner.

Complaints should be treated as confidential and only be disclosed in accordance with this Complaint Handling Policy.

7.	Referral of Complaints for Investigation

In the normal course, an employee or officer receiving a Complaint from another employee shall promptly forward the Complaint to the Company’s Chief Financial Officer.

Complaints involving allegations of misconduct or malfeasance against any member of senior management shall be forwarded in a sealed envelope marked “Confidential” to the Chairman of the Audit Committee.

A director or a member of the Audit Committee receiving a Complaint shall refer the Complaint to the Chairman of the Audit Committee.

In exceptional circumstances, such as where the Complaint concerns a report of an imminent danger of loss or destruction of Company property, assets, financial records or funds, the person receiving such a Complaint may take immediate steps to prevent or mitigate such occurrences.

8.	Investigation of Complaints

The Company’s Chief Financial Officer shall conduct the investigation of all Complaints received or referred to him or her other than Complaints involving allegations of misconduct or malfeasance against any member of senior management. Complaints involving allegations of misconduct or malfeasance against any member of senior management shall be forwarded in a sealed envelope marked “Confidential” to the Chairman of the Audit Committee.

The Chairman of the Audit Committee shall conduct the investigation of all Complaints involving allegation(s) against any member of senior management. The Chairman may refer any Complaint received or referred to him or her not involving allegation(s) against senior management to the Company’s Chief Financial Officer for investigation.

The person conducting the initial investigation of a Complaint shall promptly:

1.	open an investigation file containing the Complaint and any records, files, notes and other documentation made concerning the Complaint;

2.	take reasonable steps to ensure that the contents of the investigation file are kept safe, secure and confidential;

3.	advise the Chairman and other members of the Audit Committee of the Complaint;

4.	conduct an initial screening of the Complaint to determine whether an investigation is required; and, if so determined,

5.	begin an investigation regarding the Complaint.

An investigation is not required for Complaints that on their face do not concern accounting, internal accounting controls, or auditing matters. These complaints shall be referred to the appropriate employee, officer or director for any required action, if any, a note of this decision shall be included in the investigation file and the Audit Committee shall be advised of the decision.

An investigation is also not required for Complaints that are on their face patently frivolous. A note of this decision shall be included in the investigation file and the Audit Committee shall be advised of the decision.

All other Complaints shall be investigated in a timely and professional manner. A record of the investigation shall be kept in the investigation file along with any relevant documentation, interviews and other information or evidence.

All Complaints, investigative reports, records, interviews and other information and evidence relating to the investigation of the Complaint will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

The Chairman of the Audit Committee may, in consultation with the Audit Committee as a whole and with the Company’s Chief Executive Officer (if not otherwise inappropriate), refer the investigation of a Complaint to an outside investigator, including the Company’s auditor, in appropriate circumstances.

The person conducting the investigation may contact the Company’s Chief Executive Officer, Chief Financial Officer or General Counsel to request information, assistance and support necessary to fairly investigate the Complaint.

All employees, officers and directors of the Company shall provide as directed or requested any information, assistance and support necessary to fairly investigate the Complaint. No employee, officer or director of the Company shall obstruct, impede or interfere with the conduct of the investigation of a Complaint.

Upon completion of an investigation not involving allegation(s) against a member of senior management, the person conducting the investigation shall report the results of the investigation to the Company’s Chief Executive Officer and its Chief Financial Officer. The Company’s management shall take steps to promptly review the report and take any necessary corrective action.

Upon completion of an investigation involving allegation(s) against a member of senior management, the person conducting the investigation shall report the results of the investigation to the Audit Committee. The Audit Committee shall review the results of the investigation and report any findings and recommended corrective actions to the Board of Directors and to the Company’s Chief Executive Officer and Chief Financial Officer (if not otherwise inappropriate). Upon receipt of the Audit Committee’s report, the Board of Directors and/or the Company’s Chief Executive Officer or Chief Financial Officer shall promptly review the report and take any necessary corrective action.

9.	Audit Committee Review of Complaint Handling

The Chief Financial Officer and the Chairman of the Audit Committee will provide the Audit Committee on a regular basis with the details and results of all ongoing and completed investigations of Complaints (including all Complaints that have been screened for no investigation) and any corrective actions taken. On request, the Audit Committee shall have access to the contents of any investigation file into a Complaint.

The Audit Committee shall have the right to investigate, review and/or re-investigate any Complaint and report any findings and recommended corrective actions to the Board of Directors and to the Company’s Chief Executive Officer and Chief Financial Officer (if not otherwise inappropriate).

10.	Retention of Complaints and Investigative Files

All Complaints, the completed investigation files concerning any Complaints, the results of the investigation into Complaints, the minutes of any Audit Committee or Board meetings concerning any Complaint and any corrective actions taken in response to any Complaint shall be stored in the Company files and retained for six years.

11.	Distribution of this Complaint Handling Policy

The Complaint Handling Policy shall be distributed to the Company’s employees, officers and directors and included as an appendix to any Code of Business Conduct adopted by the Company for its employees, officers and directors.

Appendix B

Code of Ethics for Senior Financial Officers

Statement of Principle

Nymox is committed to maintaining the highest standard of moral and ethical behavior in its relationships with its stockholders, customers, suppliers, and partners and with the communities in which it conducts business. All employees, officers and directors are expected to conduct themselves professionally and in a manner that will enhance the reputation of the Company and its business and avoid even the appearance of improper personal or business conduct.

This Code of Ethics for Senior Financial Officers, applies to the Company’s chief executive officer (CEO) and the chief financial officer (CFO) as well as other senior officers of the Company and its subsidiaries who perform similar functions, and includes officers acting as a head of a subsidiary or an affiliate or in the capacity as comptroller or head of accounting (“Senior Financial Officers”). This Code of Ethics for Senior Financial Officers supplements the Company’s Code of Business Conduct, which sets forth fundamental principles and key policies and procedures that govern the conduct of all of the members of the Board of Directors, officers and employees of our Company. Senior Financial Officers are bound by the requirements and guidelines set forth in the Code of Business Conduct, this Code of Ethics for Senior Financial Officers and other policies and procedures provided by the Company to its employees. For questions about the provisions of this Code of Ethics for Senior Financial Officers, apparent conflicts between this Code of Ethics for Senior Financial Officers and applicable law, or your conduct or the conduct of others in a particular circumstance, the “Compliance Procedures” at the end of this Code of Ethics for Senior Financial Officers should be followed. Senior Financial Officers are expected to comply with this Code of Ethics for Senior Financial Officers, except in cases where an applicable law conflicts with the Code of Ethics for Senior Financial Officers. The provisions of this Code of Ethics for Senior Financial Officers will be vigorously enforced and violators will be subject to disciplinary action, up to and including termination of employment.

Honest and Ethical Conduct

1.	Compliance with Laws, Rules and Regulations

Senior Financial Officers are expected to carry out their responsibilities in compliance with all applicable laws, rules and regulations and in accordance with the highest standards of business ethics. Senior Financial Officers are expected to remain informed on laws and regulations applicable to their responsibilities and to ensure that those reporting to them are also informed. Advice in this regard should be sought from the Company’s General Counsel and other sources whenever appropriate.

2.	Full and Fair Disclosure

Senior Financial Officers are expected to provide and to promote the disclosure of full, fair, accurate, timely and understandable Company information in compliance with all applicable laws, rules and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission, the NASDAQ Market, and other federal, state and provincial government or market regulatory bodies and in all other public communications made by the Company. In furtherance of the foregoing, Senior Financial Officers are responsible for ensuring that the Company’s books and records are maintained in accordance with applicable accounting policies, laws, rules and regulations; and establishing and maintaining internal controls and procedures and disclosure controls and procedures designed to assure that financial information is recorded, processed and transmitted to those responsible for preparing periodic reports and other public communications containing financial information so that they are complete, accurate and timely. No Senior Financial Officer shall take any action to unlawfully influence, coerce, manipulate or mislead the Company’s independent auditors for the purpose of rendering the Company’s audited financial statements materially misleading.

3.	Conflicts of Interest

Senior Financial Officers are expected to avoid conflicts of interest situations. A conflict of interest occurs when an individual’s private interests interfere, or appear to interfere or conflict, in any way, with the interests of the Company, such as when the individual receives improper personal benefits as a result of his or her position with the company, or when the individual has other duties, responsibilities or obligations that run counter to his or her duty to the company. In addition to the conflicts of interest listed in the Code of Business Conduct, Senior Financial Officers must avoid the following actions that may give rise to a conflict of interest or the appearance of a conflict of interest:

•	accepting any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure;
•	participating in a joint venture, partnership or other business arrangement with the Company or any of its affiliates, without the prior written approval of the Board; and
•	accepting, directly or indirectly, money or benefits of any kind from a third party as compensation or payment for any advice or services provided to a client, supplier or anyone else in connection with its business with the Company.

Senior Financial Officers must disclose to the Board or General Counsel whenever a spouse or significant other, children, parents, or in-laws, or anyone else with whom the senior financial officer has a familial relationship, is an employee, officer, director, principal or major shareholder of competitor, customer or supplier of the Company (“Business Partner”). The Company will assess the extent of any conflict or appearance of conflict and how that issue may be resolved. The Company will refer the situation to the Audit Committee of the Board for review and approval, if appropriate. Senior Financial Officers must carefully guard against inadvertently disclosing the Company’s confidential information to any Business Partner or being involved in decisions on behalf of the Company concerning any such Business Partner.

Senior Financial Officers must disclose on an ongoing basis any existing, proposed or potential related party transactions between the Company and themselves or a Business Partner (or an enterprise controlled by either of them) to the Company for review for potential conflict of interest situations and referral to the Audit Committee if so required. All such transactions meeting the test of “related party transaction” under the applicable SEC, NASDAQ or other securities law rules must be reviewed and approved by the Audit Committee of the Board.

It is not possible to list all situations in which a conflict of interest may exist or may appear to exist. The Company relies on the integrity and good judgment of Senior Financial Officers in these matters. If questions arise, Senior Financial Officers should consult with General Counsel. Any Senior Financial Officer who becomes aware of a conflict or potential conflict must bring it to the attention of the General Counsel or the Board.

4.	Corporate Opportunities

A Senior Financial Officer violates his or her duty of loyalty to the Company if he or she personally profits from a business opportunity that rightfully belongs to the Company. Senior Financial Officers are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the prior written consent of the Company and approval of the Board. Senior Financial Officers may not use corporate property, information, or position for improper personal gain, and may not compete with the Company. In addition, Senior Financial Officers owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

5.	Confidentiality

Senior Financial Officers must maintain the confidentiality of non-public proprietary information entrusted to them by the Company or its customers or other parties with whom we do business, except when disclosure is authorized or legally required. The Company’s General Counsel or outside counsel can advise when disclosure is so authorized or required. This principle applies to all communications, whether oral, written or electronic. Examples of proprietary information are set forth in the Code of Business Conduct. In addition, all Senior Financial Officers are expected to fully understand and comply with the Company’s policies on the protection of proprietary information as set out in the Code of Business Conduct. It is important to remember that all employees, as a condition to employment, signed an agreement to maintain the confidentiality of the Company’s proprietary information and to use such information only in the course of employment. These obligations continue even after an employee leaves the Company.

6.	Insider Trading

Senior Financial Officers who have access to material non-public information regarding the Company or any other entity are not permitted to use or share that information for purposes of trading securities of the Company or such other entity or for any other purpose except for the conduct of our business. All material non-public information should be considered confidential information. Senior Financial Officers must read and comply with the Company’s procedures and policies for trading in Company stock. In addition, all Senior Financial Officers must report all their trades and holdings in Company stock to the CFO and provide appropriate authorization for the reporting of such trades or holdings to the appropriate regulatory authority on a timely basis.

7.	Fair Dealing

Senior Financial Officers are expected to respect and protect any confidential or proprietary information shared by customers, suppliers or others. No Senior Financial Officer acting on behalf of the Company should take unfair advantage of others through dishonest, unethical or illegal practices, including false or misleading statements.

8.	Protection and Proper Use of Company Assets

All Senior Financial Officers should protect the Company’s assets, including its proprietary information, to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets (including Company equipment) should be used only for legitimate business purposes. Any suspected incident of misuse of Company assets, fraud or theft should be immediately reported for investigation.

9.	Loans, Expenses and Disbursements

Any proposed loans to a Senior Financial Officer must be vetted by the Audit Committee of the Board for compliance with legal requirements and corporate policy and approval. Any reimbursement of expenses or disbursements to a Senior Financial Officer or his or her family member must be pre-approved by the CFO. A Senior Financial Officer with signing authority over any of the accounts of the Company must get pre-approval from the CFO of any significant disbursement of funds from that account.

10.	Encouraging the Reporting of any Illegal or Unethical Behavior

Senior Financial Officers are expected to promote ethical behavior and create a culture of compliance with all applicable laws, rules and regulations. Senior Financial Officers should promote an environment in which the Company:

•	encourages employees to communicate openly with supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation;
•	encourages employees to report violations of laws, rules and regulations to appropriate personnel; an
•	informs employees that the Company will not allow retaliation for reports made in good faith.

Compliance Procedures

1.	Oversight

All employees, officers and directors must work to ensure compliance with this Code of Ethics for Senior Financial Officers and prompt and consistent action against violations. This Code of Ethics for Senior Financial Officers sets forth certain general guidelines, and does not address every specific situation that may arise. General Counsel can provide guidance on interpreting and applying this Code of Ethics for Senior Financial Officers as well as the Code of Business Conduct when questions arise.

2.	Reports of Noncompliance

Senior Financial Officers must report suspected instances of violations of this Code of Ethics for Senior Financial Officers to the CEO, CFO or General Counsel, where appropriate. Reports of serious violations of law, rules or regulations involving the accounting or financial reporting of the Company, the trading in the Company’s stock or the safety of the Company’s products shall be made in writing and may be made anonymously, if necessary. If Senior Financial Officers are uncomfortable discussing these matters with the above-mentioned persons, they may report directly to any member of the Audit Committee of the Board.

Complaints regarding the Company’s accounting, internal accounting controls or auditing matters, including any questions concerning their integrity, accuracy, reliability and honesty are governed by the Company’s policies and procedures about handling complaints as established by the Audit Committee of the Board.

The Company will not allow retaliation for reports of misconduct made in good faith by Senior Financial Officers. In addition, Senior Financial Officers are free to speak to the General Counsel about questions arising from the provisions of this Code of Ethics for Senior Financial Officers, apparent conflicts between this Code of Ethics for Senior Financial Officers and applicable law, or if in doubt about the best course of action to take in a particular situation.

3.	Accountability

All reported violations of this Code of Ethics for Senior Financial Officers will be promptly investigated and dealt with. All such reports shall be treated confidentially to the fullest extent possible. Senior Financial Officers are expected to cooperate fully in any internal investigations of misconduct. Every reasonable effort will be made to prevent the occurrence of conduct not in compliance with this Code of Ethics for Senior Financial Officers and to halt and remediate any such conduct that may occur as soon as reasonably possible after its discovery.

Senior Financial Officers who violate this Code of Ethics for Senior Financial Officers, the Code of Business Conduct and/or other Company policies and procedures will be subject to disciplinary actions, up to and including termination of employment. In special cases, the Company may be obligated to refer violations of this Code of Ethics for Senior Financial Officers to appropriate law enforcement officials. Senior Financial Officers are expected to cooperate fully in any governmental investigation.

In addition, disciplinary measures, up to and including termination of employment, will be taken against any Senior Financial Officer who directs or approves infractions or violations of this Code of Ethics for Senior Financial Officers, the Code of Business Conduct or other Company policies or procedures or has knowledge of them and does not promptly report and correct them in accordance with this Code of Ethics for Senior Financial Officers, the Code of Business Conduct or other applicable Company policies.

4.	Amendments to and Waivers to the Code of Ethics for Senior Financial Officers

Only the Audit Committee of the Board of Directors shall have the authority to grant or approve any waiver or substantive amendment of this Code of Ethics for Senior Financial Officers. Waivers shall be granted only when truly necessary and warranted, and be subject to limitations and qualifications designed as to protect the Company to the greatest extent possible. Any such waiver along with the reasons for the waiver and any such amendment to this Code of Ethics for Senior Financial Officers shall be disclosed promptly to the shareholders and the public, as required by law or regulation.